EXHIBIT 99.1

Colliers Announces Normal Course Issuer Bid

TORONTO, May 07, 2025 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) (“Colliers”) announced today that the Toronto Stock Exchange (the “TSX”) has accepted a notice of its intention to make a normal course issuer bid (the “NCIB”) with respect to its outstanding subordinate voting shares (the “Subordinate Voting Shares”).

The notice provides that Colliers may, during the twelve month period commencing May 9, 2025 and ending no later than May 8, 2026, purchase through the facilities of the TSX, alternative Canadian Trading Systems or The NASDAQ Stock Market (“Nasdaq”) up to 4,300,000 Subordinate Voting Shares in total, being approximately 10% of the 43,457,718 shares comprising the “public float” as of April 30, 2025 of such class of shares. Purchases of Subordinate Voting Shares through Nasdaq will be made in the normal course and will not, during the twelve month period ending May 8, 2026 exceed, in the aggregate, 5% of the outstanding Subordinate Voting Shares as at the commencement of the NCIB. The price which Colliers will pay for any such shares will be the market price at the time of acquisition. During the period of this NCIB, Colliers may make purchases under the NCIB by means of open market transactions or otherwise as permitted by the Ontario Securities Commission, Canadian Securities Administrators and/or Nasdaq. The actual number of Subordinate Voting Shares which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by senior management. The average daily trading volume on the TSX from November 1, 2024 to April 30, 2025 was 55,111 Subordinate Voting Shares. Daily purchases under the NCIB will be limited to 13,777 Subordinate Voting Shares, other than block purchases. All shares purchased under the NCIB will be cancelled.

As of May 7, 2025, there were 49,297,832 Subordinate Voting Shares and 1,325,694 multiple voting shares outstanding.

Colliers may purchase its Subordinate Voting Shares, from time to time, if it believes that the market price of its Subordinate Voting Shares is attractive and that the purchase would be an appropriate use of corporate funds and in the best interests of Colliers.

Colliers’ previous NCIB authorized the purchase of up to 4,000,000 Subordinate Voting Shares and expired on July 19, 2024. Colliers did not purchase any Subordinate Voting Shares pursuant to this previous NCIB.

BMO Nesbitt Burns Inc. (“BMO”) has been appointed to act as Colliers’ designated broker to make purchases of Subordinate Voting Shares pursuant to the NCIB. Colliers has also entered into an automatic share purchase plan (“ASPP”) with BMO allowing it to purchase common shares under the NCIB when Colliers would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed black-out periods. Before entering a black-out period, Colliers may, but is not required to, instruct BMO to make purchases under the NCIB during such a period based on parameters set by Colliers in accordance with the ASPP, TSX rules and applicable securities laws. All purchases made under the ASPP are included in computing the number of Subordinate Voting Shares purchased under the NCIB. The ASPP has been pre-cleared by the TSX and will be implemented and effective May 9, 2025.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company. Operating through three industry-leading platforms – Real Estate Services, Engineering, and Investment Management – we have a proven business model, an enterprising culture, and a unique partnership philosophy that drives growth and value creation. For 30 years, Colliers has consistently delivered approximately 20% compound annual returns for shareholders, fuelled by visionary leadership, significant inside ownership and substantial recurring earnings. With nearly $5.0 billion in annual revenues, a team of 23,000 professionals, and more than $100 billion in assets under management, Colliers remains committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:
Christian Mayer
CFO
(416) 960-9500